SECURITIES AND EXCHANGE COMMISSION

                   Washington, DC 20549

                         FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER
          PURSUANT TO RULE 13a-16 OR 15d-16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

                For the month of OCTOBER, 2003
              -------------------------------

          P.T.Indonesian Satellite Corporation
    (Translation of Registrant's Name into English)

                     Indosat Building
               Jalan Medan Merdeka Barat, 21
                 Jakarta 10110 - Indonesia
         (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.)

            Form 20-F   X        Form 40-F ____
                      -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.)

            Yes  _____     No     X
                                -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)


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                 <Logo Indosat Appears Here>


       INDOSAT ANNOUNCED SUMMARY OF ITS MERGER PLAN

Jakarta, October 8, 2003 PT Indonesian Satellite
Corporation Tbk (Indosat or the Company) announced today summary of its merger plan between Indosat with Satelindo, IM3, and Bimagraha with Indosat as the surviving company.
The merger plan was approved by Indosats Board of Commissioners and submitted to Bapepam (Indonesian Capital
Market Supervisory Board).

In the merger plan, Indosat outlines the stated its plan to hold an extraordinary general meeting of shareholders in November this year to solicit the approval from its shareholders. The merger has received approvals from Indosat and IM3 creditors and Indosat will prepay
Satelindos debts as inunder the Master Restructuring
Agreement (MRA) and will requireexpects to obtain the statement of effectiveness from Bapepam (Indonesian
Capital Market Supervisory Board) which the Company expect to obtain by end of OctoberNovember this year.
The merger process is conducted in accordance with Indosats transformation program and will be executed by considering the enforced rules and regulations in Indonesia such asincluding the Limited Liability Company
Law No. 1/1995, Government Regulation No. 27/1998 on
Merger, cConsolidations, and aAcquisitions, and the Chairman of Bapepam (Indonesian Capital Market
Supervisory Board) Decree no 52/PM/1997 on mMergers or Consolidations of pPublic cCompanies or iIssuers.
The President Director of Indosat, Widya Purnama said,
Indosat pursues the following primary objectives of the merger: (i) Re-align strategy and consolidate resources to focus on the fast growing, high margin cellular business and positioning of Satelindo and IM3, and (ii)
Realign strategy on traditional international direct dialing (IDD) and voice over internet protocol (VOIP) of Indosat and Satelindo, taking into account current shift in market and technology.

Further, the Company expects to achieve several benefits from this merger, among others, to :
(i) Realize capital expenditure savings and improve network efficiency by joint planning and development of capital expenditure, (ii) realize operational expense savings in maintenance, marketing, procurement and administration,
(iii) increase flexibility of financing structure and ability to do new financing,
(iv) decrease in currency and interest rate risk,
(iv) leverage Indosat cash flows for more attractive financing terms, and
(v) develop a strong organization with optimal combination of human resource skills across Indosat.

Indosat is a leading telecommunication and information provider in Indonesia providing : cellular, fixed telecommunication and multimedia, data communication &
Internet (MIDI). In the first half 2003, cellular business contributed 57.5% of Companys operating revenues, IDD 25.4% and MIDI & others 17.1%. Indosats shares are listed in the Jakarta and Surabaya Stock Exchange
(JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For Ffurther Iinformation Pplease Ccontact :

Corporate Communications Division
Telp : 62-21-3869614
Fax : 62-21-3804045
E-mail: investor@indosat.com
Website: www.indosat.com

Public Relations Department
Telp : 62-21-3869625
Fax  : 62-21-3812617
E-mail : publicrelations@indosat.com
Website : www.indosat.com


Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements.
No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.
The Company does not intend to register any part of the offering in the United States.

                    SIGNATURES

Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


             P.T.Indonesian Satellite Corporation Tbk


Date: October 10, 2003 By: /s/ Widya Purnama
                   -------------------------------
                   Name: Widya Purnama
                   Title: President